Mail Stop 3030
                                                                September 5,
2017


     Via E-mail
     Gerald Brock
     President
     SkyWolf Wind Turbine Corporation
     156 Court Street
     Geneseo, NY 14454

            Re:    SkyWolf Wind Turbine Corporation
                   Amendment No. 2 to Registration Statement on Form S-1 Filed August 14, 2017
                   File No. 333-218013

     Dear Mr. Brock:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2017 letter.

     Registration Statement

     1. In addition to addressing the comments in this letter, in your next amendment please respond to the comments in our July 17, 2017 letter.

     Description of Our Business, page 24

     2. Refer to the disclosure on page 27 that "renewables outperformed all other sources of new electricity over the past five years." Revise to explain the aspect of performance measured. For example, did renewables gross more revenue, generate more electricity, or exceed others by a different measure?
 Gerald Brock
SkyWolf Wind Turbine Corporation
September 5, 2017
Page 2

Strategic Partners and Suppliers, page 35

3. We note your response to prior comment 16; however, no revisions appear to have been made. Revise to disclose the identity of the "Solar Panel, Turbine Generator, and proprietary Control Panel Equipment supplier" mentioned in this section's second sentence. Also, revise to make clear your relationship to all of the counterparties you name, for example, the first two entities named on page 36. Ensure that all discussions of your suppliers and partners make clear the rights and obligations of each party, such as the information you provide in the second and third sentences of your response.

Management, page 46

4. We note your response to prior comment 7; however, the first paragraph on page 47 continues to reference an "estimated potential" sales amount without a discussion of what steps and capital are needed to achieve the estimated sales total. Ensure that your disclosure presents a realistic picture of your presently addressable market.

Item 16. Exhibits and Financial Statement Schedules, page 60

5. We note your response to prior comment 32. Tell us whether the registration rights agreement previously disclosed remains in effect and if so, why that agreement need not be filed.

Exhibit 99.1

6. You may not require an investor to make representations about the content or quality of your disclosure. As such, please revise to remove the text after the first sentence of
       Section 3.a., or advise.

        You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.


                                                           Sincerely,

                                                           /s/ Amanda Ravitz

                                                           Amanda Ravitz
                                                           Assistant Director
                                                           Office of
Electronics and Machinery

cc:    Lee W. Cassidy, Esq.
       Cassidy & Associates